UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Invivyd, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00534A102

(CUSIP Number)

Philip Chase

7 Lucent Drive

Lebanon, NH 03766

(603) 643-7110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	13D	Page 1 of 3 pages

1	Names of Reporting Persons Adimab, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 21,687,906
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,687,906
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,687,906
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.7%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 00534A102	13D	Page 2 of 3 pages

Explanatory Note.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed by Adimab, LLC (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on March 30, 2022, as amended and supplemented by Amendment No. 1 thereto, filed with the Commission on April 26, 2022, and Amendment No. 2 thereto, filed with the Commission on June 24, 2022 (the “Original 13D,” and together with this amendment, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby supplemented as follows:

On September 9, 2022, Invivyd, Inc. (the “Issuer”) filed a certificate of amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware solely to change the Issuer’s name from “Adagio Therapeutics, Inc.” to “Invivyd, Inc.” The name change became effective on September 13, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), Item 5(b) and Item 5(c) of the Schedule 13D are hereby amended as follows:

(a) – (b)

•	Amount beneficially owned: 21,687,906

•	Percent of Class: 19.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 21,687,906

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 21,687,906

•	Shared power to dispose or direct the disposition of: 0

The above percentage is based on 110,114,960 shares of Common Stock outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

(c) On January 19, 2024, the Reporting Person sold 5,000,000 shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, at a price of $3.95 per share. Except as set forth above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Related Persons or other individuals named in Item 2 of the Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.

CUSIP No. 00534A102	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Adimab, LLC

By:	/s/ Philip Chase
Name:	Philip Chase
Title:	Chief Executive Officer